UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33211

NEWSTAR FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

500 Boylston Street, Suite 1250,

Boston, Massachusetts 02116

(617) 848-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, NewStar Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NewStar Financial, Inc.

Date: January 2, 2018	By:	/s/ David P. O’Connor
	Name: Title:	David P. O’Connor General Counsel

* Effective as of December 22, 2017, NewStar Financial, Inc. became a wholly-owned subsidiary of FE Holdco, LLC pursuant to an Agreement and Plan of Merger, dated October 16, 2017, among NewStar Financial, Inc., First Eagle Holdings, Inc., FE Holdco, LLC and FE Merger Sub, Inc.

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